Mail Stop 4561


								April 20, 2009




By U.S. Mail and Facsimile to (601) 208-6344

Mr. Richard G. Hickson
Chairman, President and Chief Executive Officer
Trustmark Corporation
248 East Capitol Street
Jackson, Mississippi 39201

Re:	Trustmark Corporation
File No. 000-03683
Form 10-K for the fiscal year ended December 31, 2008
      Definitive Schedule 14A filed April 3, 2009



Dear Mr. Hickson:

      We have reviewed your filings and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K

Business, page 3

1. Please provide to us and revise the first paragraph to report revenues, profit or loss and total assets for each of the last three fiscal years as required by Item 101(b) of Regulation S-K.

2. Please provide to us and revise the second paragraph to describe the general development of the business of you, your subsidiaries and any predecessor(s) during the past five years (and earlier) as required by Item 101(a) of Regulation S-K. In this regard, add disclosure for, among other things, the acquisitions, such as Republic, as well as asset, revenue, and equity growth over the last five years.

3. Please provide to us and revise the second paragraph to
describe
the business done and intended to be done by you, as required by
Item
101 (c)(1) of Regulation S-K. Please address any changes in your business as a result of the recession including drops in loans and deposits, increases in defaults and foreclosures and increases in borrowings from the federal government. We note that you devote over four pages to describing bank regulation but only one page to
describing your business.   In this regard, also briefly describe
any
changes in policies and/or programs to prevent or minimize foreclosures, any changes in the standards you use to extend credit and any changes in the number or amounts of loans you originate.

4. Please provide to us and revise the first paragraph to describe the principal products produced and services rendered by you (instead of an incomplete list of "significant services") and the principal markets for, and methods of distribution of, the segment`s principal products and services as required by Item 101(c)(1)(i) of Regulation
S-K. Disclose revenues from each of the four states in which you operate and the percentage of your loans in each state.


Competition, page 3
5. Please provide to us and revise this section to describe competitive conditions (beyond simply stating that you have "significant competition"),as required by Item 101(c)(1)(x) of Regulation S-K, including but not limited to the following:
* the identity of the particular markets in which you compete;
* an estimate of the number of your competitors that operate in those markets;
* an estimate of your competitive position; and
* identify and explain positive and negative factors pertaining to your competitive position.
Please give separate consideration to the principal products or services or classes of products or services of the segment.
Please
discuss the extent to which you compete with national and international financial institutions that have far greater resources and are able to offer lower rates on loans and higher rates on deposits than you and offer a broader range of products and services.


Risk Factors, page 9

6. Please provide to us and revise the introductory paragraph to this section consistent with sample comment 30 to Staff Legal Bulletin No.7 and Item 503(c) which requires that you must disclose all risks that you believe are material at the time you file the Form 10-K. Please delete references to "among others" and "certain risks." Please clarify that in the last sentence that you are qualifying your report by the risks factors that are included rather than the ones that are not included.

7. Please provide to us and revise this section to comply with Item
503(c) of Regulation S-K which requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) specifically directs notes that an issuer should not present risks that apply to any issuer or any offering. Please review all risks and remove those that do not comply including, but not limited to, those relating to controls and procedures, technology change, lawsuits in the ordinary course of business, natural disasters.

8. Please provide to us and revise each of your subcaptions, to comply with the following:
* Item 503(c) which requires that you set forth each risk factor under a subcaption that adequately describes the risk;
* sample comment 36 to Staff Legal Bulletin No.7, which directs that you revise each subheading to "ensure it reflects the risk that you discuss in the text." rather than "merely state a fact about your business...succinctly state in your subheadings the risks that result from the facts or uncertainties;" and
* sample comment 37 to Staff Legal Bulletin No.7, which directs that you revise each subheading to eliminate language that is "too vague and generic to adequately describe the risk that follows."
For instance, the caption to your first risk factor which merely states "Trustmark is subject to interest rate risk" does not comply with the applicable requirements.

9. Please provide to us and revise each risk factor to comply with the following:
* Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"
* sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you; and
* sample comment 38 to Staff Legal Bulletin No.7, which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.
For instance, in the first risk factor, please discuss the specific interest rate risks that you face including the extent to which you loan portfolio includes adjustable rate loans. For instance, in the second risk factor, discuss the risks associated with the market conditions in your specific markets, particularly Florida, such as the rise in foreclosures and loan defaults and the decline in the housing starts and housing prices. For instance, in the third risk factor discuss the risks from specific portions of your loan portfolio.

10. Consider adding a risk factor relating to your liquidity and regulatory capital given your borrowings $215 million from the Treasury`s TARP program and $200 million Federal Reserve`s TAF program as well as your increase in Federal funds purchased from $279 million in 2007 to $616 million in 2008.


Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 19
11. Please provide to us and revise to include an overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:
* provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results;
* identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term such as:
* your need for additional capital as evidenced by your dramatic increase in borrowings from the Federal government;
* how you have been effected by the financial and credit crisis;
* the extent of your loan portfolio attributable to real estate loans;
* the economic recession in your market areas;
* the rise of loan defaults and foreclosures at your institution;
* the drop in real estate prices, real estate sales and new construction in your market areas; and
* the rise in unemployment in your market areas; and
* identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changes your standards for making loans and for investing in securities and plans to raise additional capital through government programs and/or other means.


Critical Accounting Policies, pages 19-21

General

12. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, please revise to provide additional disclosure for each of your critical estimates to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. For example, if reasonably likely changes in the long-term rate of return used in accounting for a company`s pension plan would have a material effect on the financial condition or operating performance of the company, the impact that could result given the range of reasonably likely outcomes should be disclosed and, because of the nature of estimates of long-term rates of return, quantified.


Financial Highlights, page 22

13. Please provide to us and revise this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:
* how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you;
* how the carrying amount of your investment securities (level 2) and loans held for sale may be overvalued due to dramatic decline in the market value of these assets;
* trends in the number and percentage of your loans that are overdue by 60 days or more;
* trends in the number and percentage of your loans that have defaulted or foreclosed; and
* trends in the provision for loan losses.

14. Please provide to us and revise to include analysis in a separate captioned section of the reasons for your dramatically increasing your borrowings from the federal government in 2008 and the costs and benefits to you of each, including but not limited to the following:
* $215 million from the U.S. Treasury`s Troubled Assets Relief
Program;
* $200 million in short term loans from Federal Reserve`s Term Auction Facility program at December 31, 2008; and
* $616 million in Federal funds purchased at December 31, 2008 compared to $279 million at December 31, 2007.
Please disclose the range of borrowings during the year not just the amount at December 31, 2008. Please disclose the extent to which you relied on other government programs such as the FDIC Temporary Liquidity Guarantee Program.

15. Please provide to us and revise to disclose your obligations to the federal government under the various programs and your compliance to date including, but not limited to, the following:
* your agreement to "expand the flow of credit to U.S. consumers and businesses on competitive terms: and
* your agreement "to work diligently, under existing programs , to modify the terms of residential mortgages."
Please provide analysis of changes in 2008 from 2007 and 2006 in the number and aggregate amount of each of the following: new loans originated, loans refinanced and loans modified. Please distinguish between consumer loans and commercial loans.

16. Please provide to us and revise to include a separate section at the front of the MD&A section which analyzes your $215 million loan from the U.S. Treasury under the Troubled Asset Relief Program including, but not limited to, analysis of the following:
* the reasons why you applied for the $215 million loan:
* the material terms of the transaction including the material terms of the securities and warrants you issued to the Treasury Department;
and
* how you have used the $215 million in proceeds.

17. Please provide to us and revise to discuss how your participation in the Troubled Asset Relief Program effects you and your shareholders including but not limited to the following:
* the impact on the holders of any outstanding senior classes of your securities;
* the impact on the rights of your existing common shareholders;
* the dilution of the interests of your existing common shareholders;
* the requirement that you to expand your board of directors to accommodate Treasury Department appointments to it;
* the requirement that you to register for resale securities you have issued to the Treasury Department;
* the extent to which it impacted how you operate your company;
* any material effect on your liquidity, capital resources or results of operations;.
* its impact on your capital ratios, income available to common stockholders; and
* the limits and requirements relating to executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008 and the applicable rules issued by the Department of Treasury.


Segment Information

Administration, page 32

18. We note you plan to reduce your reporting segments from four to three by combining Administration into General Banking because the revenues and expenses reflected in Administration are directly related to General Banking. Please reconcile this to the first sentence where you indicate Administration includes all other activities that are not directly attributable to one of the major lines of business. Also, tell us if there has been a change in the information evaluated regularly by your chief operating decision maker.


Securities, page 32

19. In an effort to provide a reader with greater insight to the quality of your investment securities available-for-sale (AFS) and held-to-maturity (HTM), please provide to us and disclose the following:
* present in a tabular format on a fair value and amortized cost basis, any significant concentrations within your AFS and HTM securities. In this regard, please disaggregate your mortgage-backed securities (e.g. Agency MBS, such as GNMA, FNMA, etc., Non-Agency MBS, CMOs, etc.);
* provide a table, consistent with the format noted above, that presents the investment securities with their respective credit ratings; and
* in addition to the information above, provide us with information through March 31, 2009, if available.


Loans and Allowance for Loan Losses, page 34

20. Please provide to us and revise this section as follows:
* please disclose the extent to which your portfolio contains subprime, "alt A" loans and no interest loans;
* explain why the chart, on page 36, entitled "Loan Maturities by Category" only includes $4.3 billion of your $6.7 billion of loans and explain why you did not disclose maturities for 1-4 family residential properties and consumer loans;
* provide analysis of the ramifications to your business of having a large percentage of your loan portfolio maturing in less than a year;
* explain why the chart, on page 36, entitled "Loan Maturities by Interest Rate Sensitivity" only includes $2.1 billion of your $6.7 billion of loans;
* explain why in the chart, on page 38, entitled "Florida Credit Quality" the rows of various categories of loans exceed the total loans and revise the definitions to explain the differences between nonaccrual loans and impaired loans.


Preferred Stock, page 42

21. Please provide to us and revise your description of the Senior Preferred Stock that you issued to the U.S. Treasury, under the Troubled Asset Relief Program, to
* replace your explanation that you issued the preferred stock under the Troubled Assets Relief Program "designed to support the economy" to explain that you applied to the Department of Treasury for government assistance under the TARP Program that is designed to stabilize financial institutions such as yours; and
* disclose the closing price of your common stock on the day before you agreed to issue warrants to the Department of Treasury.



Regulatory Capital, page 42

22. Please provide to us and revise your claims that as of December
31,2008 you "exceeded all of the minimum capital standards" and were
"well-capitalized" to discuss whether you would have met these standards without the assistance of funds borrowed from, or with the assistance of, the federal government.


Liquidity, page 43

23. We note you utilize brokered deposits, among other things, to provide additional liquidity. Tell us, and quantify (including interim filings) the amount of brokered deposits at each period end.


Certification under Section 906

24. Please amend each of your certificates as follows:
* correct the name of the document to which the certification relates which is the Form 10-K for the fiscal year ended December 31, 2008 (rather than for "the period ended December 31, 2008"; and * delete the qualification that the certifications are "to my knowledge."


Exhibits

25. Please include as exhibits to your Form 10-K the Letter
Agreement
and the Securities Purchase Agreement between you and the United
States Department of Treasury, as required by the Item 601(b)(4) n 2008 nclusde he Senior preferred stock that you issuedm the Federal government;hich you met these standards with the assisisn of Regulation S-K.


Financial Statements

Notes to Financial Statements

Note 1 - New Accounting Standards, page 58

26. Please revise to include new accounting standards issued but not effective rather than merely making reference to MD&A.




Note 16 - Shareholders` Equity

Preferred Stock, page 74

27. Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:
* how you determined the fair value of the preferred stock and the fair value of common stock warrants;
* the market rate (discount rate) used when deriving the fair value of the preferred stock;
* the methodology and assumptions used to calculate the fair value of the common stock warrants; and
* the method used to amortize the discount on the preferred stock.


Note 17 - Fair Value

Financial Instruments Measured at Fair Value, pages 77-78

28. We note you utilize independent data providers to determine the fair value of the securities available-for-sale. Please tell us and revise future filings to disclose the following:
* the number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate fair value;
* whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services; and
* the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.



Schedule 14A

Employment Agreements. Page 32

29. Please revise to describe the differences between the 2007 employment agreement and the 2008 agreement with your Chairman and CEO including, but not limited to, the following:
* clarify that the 2008 agreement did not "extend the term" as you state on page 32 since the 2007 agreement did not have a termination date but could be terminated by either party;
* disclose that you increased the maximum amount of his annual bonus from seventy percent of his salary to one hundred percent;
* clarify that Mr. Hickson will receive the same salary as Chairman as he did when he served as both Chairman and CEO; and
* clarify whether Mr. Hickson will be entitled to a full year`s compensation for five months of employment in 2011.



      * * * * * * * * * * * * *



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing;   and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Christina Harley, at 202-551-3695 or Hugh West, Branch Chief, at 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3434 with any other questions.



						Sincerely,



						Michael Clampitt
						Senior Attorney




Mr. Richard G. Hickson
Trustmark Corporation
April 20, 2009
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